UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Sciele Pharma, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

808 627 103

(CUSIP Number)

January 22, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808 627 103

1.	Names of Reporting Persons. John N. Kapoor, Ph.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,156,078 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,156,078 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,156,078 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.2%

12.	Type of Reporting Person (See Instructions) IN

(1)        Includes 301,646 shares held by Kapoor Pharma Investments, L.P., a limited partnership (the “Partnership”).  E.J. Financial Enterprises, Inc. is the managing general partner of the Partnership and Dr. Kapoor is the sole stockholder of E.J. Financial Enterprises.  The limited partnership interests of the Partnership are held by various family trusts.  Includes 654,432 shares held by John N. Kapoor Trust dtd 9/20/89, of which Dr. Kapoor is the sole trustee and sole beneficiary. Includes 200,000 shares held by the Bob Kapoor 2000 Trust of which Dr. Kapoor acts as trustee.

CUSIP No. 808 627 103

1.	Names of Reporting Persons. Kapoor Pharma Investments, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 301,646 (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 301,646 (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 301,646 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.9%

12.	Type of Reporting Person (See Instructions) PN

(2)        E.J. Financial Enterprises, Inc. is the managing general partner of the Kapoor Pharma Investments, L.P. (the “Partnership”) and Dr. Kapoor is the sole stockholder of E.J. Financial Enterprises.  The limited partnership interests of the Partnership are held by various family trusts.

CUSIP No. 808 627 103

1.	Names of Reporting Persons. John N. Kapoor Trust dtd 9/20/89

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 654,432 (3)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 654,432 (3)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 654,432 (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.9%

12.	Type of Reporting Person (See Instructions) OO

(3)        Dr. Kapoor is the sole trustee and sole beneficiary of the John N. Kapoor Trust dtd 9/20/89 (the “JNK Trust”).  The JNK Trust disclaims shares beneficially owned by Dr. Kapoor, the BK Trust, and the Partnership.

CUSIP No. 808 627 103

1.	Names of Reporting Persons. Bob Kapoor 2000 Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 200,000 (4)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 200,000 (4)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000 (4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person (See Instructions) OO

(4)        Dr. Kapoor is the sole trustee of the Bob Kapoor 2000 Trust (the “BK Trust”).  The BK Trust disclaims shares beneficially owned by Dr. Kapoor, the JNK Trust, and the Partnership.

CUSIP No. 808 627 103

Item 1.
	(a)	Name of Issuer Sciele Pharma, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 5 Concourse Parkway, Suite 1800 Atlanta, GA 30328.

Item 2.
	(a)	Name of Person Filing See item (1) of the cover pages.
	(b)	Address of Principal Business Office or, if none, Residence The principal business office for all reporting persons is 225 East Deerpath, Suite 250, Lake Forest, IL 60045.
	(c)	Citizenship See item (4) of cover pages.
	(d)	Title of Class of Securities Common Stock, $0.001 Par Value.
	(e)	CUSIP Number 808 627 103.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

CUSIP No. 808 627 103

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

John N. Kapoor is the President and sole stockholder of EJ Financial Enterprises, Inc. which is the managing general partner of Kapoor - Pharma Investments, L.P. John N. Kapoor serves as the Trustee of the John N. Kapoor Trust dtd. 9/20/89 and the Bob Kapoor 2000 Trust.  As such, the ownership interest of John N. Kapoor, Kapoor-Pharma Investments, L.P., the John N. Kapoor Trust dtd. 9/20/89 and the Bob Kapoor 2000 Trust is as follows.

(a) Amount beneficially owned: See item (9) of cover pages.
(b) Percent of class: See item (11) of cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See item (5) of cover pages.
(ii) Shared power to vote or to direct the vote See item (6) of cover pages.
(iii) Sole power to dispose or to direct the disposition of See item (7) of cover pages.
(iv) Shared power to dispose or to direct the disposition of See item (8) of cover pages.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
The members of the group filing this Schedule 13G/A are John N. Kapoor, Kapoor-Pharma Investments, L.P., John N. Kapoor Trust dtd 9/20/89 and Bob Kapoor 2000 Trust.

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2008
Date
/s/ John N. Kapoor
Signature
John N. Kapoor, Ph.D.
Name/Title

January 22, 2008
Date
/s/ John N. Kapoor
Signature
John N. Kapoor, Ph.D., President, EJ
Financial Enterprises, Inc., as Managing
General Partner of Kapoor-Pharma
Investments, L.P.
Name/Title

January 22, 2008
Date
/s/ John N. Kapoor
Signature
John N. Kapoor, Ph.D., Trustee, John N.
Kapoor Trust dtd 9/20/89
Name/Title

January 22, 2008
Date
/s/ John N. Kapoor
Signature
John N. Kapoor, Ph.D., Trustee, Bob Kapoor
2000 Trust
Name/Title